Exhibit 99.(m)

Male Age 45 Standard Nonsmoker

Year	Beginning of the Year AV	Premium	Premium Tax Charge	Policy Fee	Cost of Insurance	Investment Income	End of Year Accumulated Value

1	0.00	3,000.00	97.50	90.00	819.35	(43.84)	1,949.31

2	1,949.31	3,000.00	97.50	90.00	879.18	(78.73)	3,803.90

3	3,803.90	3,000.00	97.50	90.00	943.20	(111.85)	5,561.35

4	5,561.35	3,000.00	97.50	90.00	1,011.40	(143.16)	7,219.29

5	7,219.29	3,000.00	97.50	90.00	1,088.62	(172.57)	8,770.59

End of year 5 cash surrender value	8,770.59	minus	2,565.00	=	6,205.59

Surrender charge for a 45 year old male nonsmoker is $2.00 + $8.26 = $10.26 per 1000 of face amount (10.26 x 250 = 2,565.00)